FORM 12b-25	SEC FILE NUMBER 001-35963

NOTIFICATION OF LATE FILING	CUSIP NUMBER 67778H200

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2018

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:____________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION NanoVibronix, Inc.
Full Name of Registrant
Former Name if Applicable 525 Executive Blvd.
Address of Principal Executive Office (Street and Number) Elmsford, New York 10523
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NanoVibronix, Inc. (the “Company,” “we,” or “our”) was unable to complete its Annual Report on Form 10-K for the year ended December 31, 2018 (the “Annual Report”) prior to the filing deadline for the Annual Report as a result of the need to complete year end closing procedures and financial statement preparation, a delay in completing the disclosures to be included in the Annual Report, and a delaying in receiving the consent of the Company’s former its independent registered public accounting firm. As a result of this delay, the Company is unable to file its Annual Report by the prescribed filing date without unreasonable effort or expense.

The Company expects to file the Annual Report within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

The Company’s expectation regarding the timing of the filing of the Annual Report and the description of anticipated material changes from the results of operation from the corresponding period of the last fiscal year are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company or its current or former independent registered public accounting firm to complete the work necessary in order to file the Annual Report in the time frame that is anticipated, or unanticipated changes being reported in the Company’s operating results as reported in the Annual Report as filed. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Stephen Brown	212	(914) 233-3004
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). YES ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

Revenues. For the twelve months ended December 31, 2018 and 2017, our revenues were approximately $318,000 and $239,000, respectively, an increase of approximately 33.1%, or $79,000, between the periods. The increase was mainly attributable to increased sales from adding distributors. Our revenues may fluctuate as we add new customers or when existing distributors make large purchases of our products during one period and no purchases during another period. Our revenues by quarter may not be linear or consistent. We do not anticipate that our revenues will be impacted by inflation or changing prices in the foreseeable future.

For the twelve months ended December 31, 2018, the percentage of revenues attributable to our products was: PainShield – 73.9% and UroShield – 26.1%. For the twelve months ended December 31, 2017, the percentage of revenues attributable to our products was: PainShield – 75.7% and UroShield – 24.3%. For the twelve months ended December 31, 2018 and 2017, the percentage of revenues attributable to our disposable products was 33.1% and 47.4%, respectively. For the twelve months ended December 31, 2018 and 2017, the portion of our revenues that was derived from distributors was 55% and 47%, respectively.

Gross Profit. For the twelve months ended December 31, 2018, gross profit increased by approximately 7.1%, or $8,000, to approximately $159,000 from approximately $151,000 during the same period in 2017.

Gross profit as a percentage of revenues were approximately 50% and 63.2% for the twelve months ended December 31, 2018 and 2017, respectively. The decrease in gross profit as a percentage is mainly due to increased costs incurred in the process of moving the manufacturing process from our facilities to a third-party manufacturer which entailed among other costs a one-time $18,000 set-up fee, a one-time $41,000 price reduction awarded to a distributor and to a lesser degree due to the increased sales to distributors which typically are sold at lower margins, as well as a lower percentage of sales of disposable products which contain a higher gross margin.

Our gross profit may be affected year-over-year by the mix of revenues between sales to distributers and sales directly to the end customers (where sales directly to the end customers generally have a higher margin). As a result, we are subject to year-over-year fluctuation in our gross profits.

Research and Development Expenses. For the twelve months ended December 31, 2018 and 2017, research and development expenses were $614,000 and $693,000, respectively, a decrease of approximately 11.4%, or $109,000, between the periods. This decrease was mainly due to decreased payroll expenses.

Research and development expenses as a percentage of total revenues were approximately 193.1% and 290.0% for the twelve months ended December 31, 2018 and 2017, respectively.

Our research and development expenses consist mainly of payroll expenses to employees involved in research and development activities, stock based compensation expenses, expenses related to subcontracting, patents, clinical trial and facilities expenses associated with and allocated to research and development activities.

Selling and Marketing Expenses. For the twelve months ended December 31, 2018 and 2017, selling and marketing expenses were approximately $1,212,000 and $465,000, respectively, an increase of approximately 160.6%, or $747,000, between the periods.

The increase in selling and marketing expenses was mainly due to increased sales and marketing personnel, and to a lesser degree increased trade show expenses and marketing campaigns.

Selling and marketing expenses as a percentage of total revenues were approximately 381.1% and 194.6% for the twelve months ended December 31, 2018 and 2017, respectively. The increase in our percentage was due to the decreased spending mentioned above.

Selling and marketing expenses consist mainly of payroll expenses to direct sales and marketing employees, stock-based compensation expenses, travel expenses, advertising and marketing expenses, rent and facilities expenses associated with and allocated to selling and marketing activities.

General and Administrative Expenses. For the twelve months ended December 31, 2018 and 2017, general and administrative expenses were approximately $2,637,000 and $2,084,000, respectively, an increase of approximately 26.5%, or $553,000, between the periods. The increase was mainly attributable to increased consulting and professional fees and to a smaller degree increased management compensation.

General and administrative expenses as a percentage of total revenues were approximately 829.2% and 872.0% for the twelve months ended December 31, 2018 and 2017, respectively. The decrease was due to the increase in revenues.

Our general and administrative expenses consist mainly of payroll expenses for management and administrative employees, costs associated with being a publicly traded company, stock-based compensation expenses, accounting and facilities expenses associated with general and administrative activities.

Financial Expenses, net. For the twelve months ended December 31, 2018 and 2017, financial expenses, net were $22,000 and $1,836,000, respectively, a decrease of approximately 98.8%, or $1,814,000, between the periods. The decrease resulted primarily from no longer recording a valuation adjustment of our warrants which were exercised in 2017.

Tax expenses. For the twelve months ended December 31, 2018 and 2017, tax expenses were $46,000 and $38,000 respectively. The tax expense is computed by multiplying income before taxes at our Israeli subsidiary by the appropriate tax rate and unrecognized tax benefits as a result of tax positions taken.

Net Loss. Our net loss decreased by approximately $637,000, or 49.7%, to approximately $4,328,000 for the twelve months ended December 31, 2018 from approximately $4,965,000 during the same period in 2017. The decrease in net loss resulted primarily from the factors described above.

NanoVibronix, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2019	By:	/s/ Stephen Brown
Stephen Brown, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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